UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

FNCB Bancorp, Inc.

(Name of Issuer)

Common Stock, $1.25 Par Value

(Title of Class of Securities)

302578 109

(CUSIP Number)

FNCB Bancorp, Inc.
102 E. Drinker Street
Dunmore, Pennsylvania 18512
Attention: James M. Bone, Jr., CPA, Chief Financial Officer

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to

Cozen O’Connor

One Oxford Centre, 301 Grant Street, 41st Floor

Pittsburgh, Pennsylvania 15219

Attention: Jeremiah G. Garvey, Seth H. Popick, Esq.

Phone: (609) 452-0808

September 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Louis A. DeNaples
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,096,600.427 (see Item 5)
	8	SHARED VOTING POWER 26,870.333 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,096,600.427 (see Item 5)
	10	SHARED DISPOSITIVE POWER 26,870.333 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,470.76 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Dominick L. DeNaples
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,921.308 (see Item 5)
	8	SHARED VOTING POWER 89,406.684 (see Item 5)
	9	SOLE DISPOSITIVE POWER 8,921.308 (see Item 5)
	10	SHARED DISPOSITIVE POWER 89,406.684 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,327.992 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the prior statement on Schedule 13D (as amended, the “Statement”) as filed by Louis A. DeNaples and Dominick L. DeNaples (the “Reporting Persons”) related to the common stock, par value $1.25 per share (the “Common Stock”), of FNCB Bancorp, Inc. (previously known as First National Community Bancorp, Inc.) (the “Issuer”). This Statement has been previously amended by Amendment No. 1 to Schedule 13D filed on August 22, 2007 and Amendment No. 2 to Schedule 13D filed on October 3, 2012. In the event that any disclosure contained in this Amendment No. 3 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 3.

Item 1. Security and the Issuer

   There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 3.

Item 2. Identity and Background

   There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

The Statement is amended to provide that since the date of Amendment No. 2, additional shares of Common Stock acquired by the Reporting Persons were acquired pursuant to awards of Common Stock under the Issuer’s 2013 Long-Term Incentive Compensation Plan or the Issuer’s 2023 Equity Incentive Plan or pursuant to the Issuer’s Dividend Reinvestment and Stock Purchase Plan (as amended, the “DRIP”). In addition, from time to time, the Reporting Persons have purchased additional shares of Common Stock in open market purchases or through negotiated purchases of such shares. Each such transaction was made without additional funds or other consideration, except to the extent that such Reporting Person contributed dividend payments from the Issuer pursuant to an election under the DRIP or purchased shares through open market purchases or negotiated transactions.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock and all other shares of Common Stock that the Reporting Persons own as of the date hereof, for investment. Each of the Reporting Persons has served as a director of the Issuer for more than the last five years, except that Dominick L. DeNaples served as Director Emeritus from May 2019 until February 2023. The Issuer's board of directors has approved and the Issuer has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peoples Financial Services, Inc., a Pennsylvania corporation (“PFIS”). Pursuant to the Merger Agreement and upon the terms and conditions set forth therein, at the effective time of the Merger (as defined below), the Issuer will be merged with and into PFIS with PFIS surviving the merger (the “Merger”). Concurrently with the execution of the Merger Agreement, each director of the Issuer, including Louis A. DeNaples, Dominick L. DeNaples and certain entities affiliated with each of them entered into a Voting and Support Agreement with PFIS, dated as of September 27, 2023 (the “Support Agreement”).

Pursuant to the Support Agreement, each Reporting Person has agreed, among other things, to vote shares of the Issuer’s Common Stock owned by such Reporting Person, and over which such Reporting Person has the right to dispose of and has voting power, in favor of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement, transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The Support Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Other than as set herein and as may be set forth in or contemplated by the Merger Agreement and the Support Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated in (a) through (i) above.

Each of the Reporting Persons may from time to time review or reconsider his intention in holding and/or acquiring shares of Common Stock, to the extent such reconsideration and review is not limited by the Merger Agreement and Support Agreement, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b), (c) and (e) thereof and inserting the following:

(a) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the 19,777,614 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter year ended June 30, 2023 and filed on August 4, 2023.

(b) As of the date of this Amendment No. 3, none of the persons named in Item 2 of this Statement beneficially owned any shares of the Issuer with the exception of:

SOLE VOTING POWER:

2,105,521.735

SHARED VOTING POWER:

116,277.017

SOLE DISPOSITIVE POWER:

2,105,521.735

SHARED DISPOSITIVE POWER:

116,277.017

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Louis A. DeNaples is shared:

1.	Betty Ann DeNaples

2.	RR #4, Box 4375, Elmhurst Boulevard, Moscow, PA 18444-9278

3.	Housewife

4.	During the last five years, such person has not been convicted in a criminal proceeding.

5.

During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	United States of America.

1.	DeNaples Equipment Co.

2.	400 Mill Street, Dunmore, PA 18512

3.	N/A

4.	During the last five years, such person has not been convicted in a criminal proceeding.

5.

During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	United States of America

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Dominick L. DeNaples is shared:

1.	Mary Ann DeNaples

2.	1000 October Drive, Dunmore, PA 18505

3.	Housewife

4.	During the last five years, such person has not been convicted in a criminal proceeding.

5.

During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	United States of America.

1.	DeNaples Equipment Co.

2.	400 Mill Street, Dunmore, PA 18512

3.	N/A

4.	During the last five years, such person has not been convicted in a criminal proceeding.

5.

During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	United States of America

(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.

(d) Except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in response to Item 4 is incorporated by reference herein.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of October 20, 2023

2.	Exhibit 99.2 - Form of Voting and Support Agreement, dated September 27, 2023, by and between Peoples Financial Services Corp. and each of the directors of FNCB Bancorp, Inc.

Dated: October 20, 2023	By:	/s/ Louis A. DeNaples
Name: Louis A. DeNaples

Dated: October 20, 2023	By:	/s/ Dominick L. DeNaples
Name: Dominick L. DeNaples

Schedule I

Transaction Type	Fund	Trade Date	Shares Purchased / Sold	Price (Gross)	Trade Amount
Buy(1)	Louis A. DeNaples	09/15/2023	28,882.768	$ 6.5192	$ 186,667.1416
Award(2)	Louis A. DeNaples	07/03/2023	2,454	$ 6.1129	$ 15,001.0566
Buy(1)	Dominick L. DeNaples	09/15/2023	1,305.752	$ 6.5192	$ 8512.4584
Award(2)	Dominick L. DeNaples	07/03/2023	2,454	$ 6.1129	$ 15,001.0566

(1)	Reflects shares acquired jointly with his spouse under the DRIP.

(2)	Reflects grant of a stock award under the Issuer’s 2023 Equity Incentive Plan.